CYBERDEFENDER
12121 WILSHIRE BOULEVARD, SUITE 350
LOS ANGELES, CALIFORNIA 90025

July 9, 2007

VIA EDGAR AND OVERNIGHT COURIER

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	CyberDefender Corporation
Form SB-2 filed on November 3, 2006
Amendment No. 4 to Form SB-2 filed on June 18, 2007
File No. 333-138430

Dear Ms. Jacobs:

This letter is in response to your letter dated July 5, 2007 regarding the SB-2 Registration Statement (the “Registration Statement”) filed by CyberDefender Corporation, as amended by Pre-Effective Amendment No. 4. We are also filing Pre-Effective Amendment No. 5 to the Registration Statement (the “Amendment”) with this letter.

Management’s Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 28

1. Revise your Liquidity and Capital Resources section to discuss each period presented within your registration statement. In this regard, we note that you have limited your disclosures to the most recent quarter and have omitted any discussion of the annual period.

We have amended the Liquidity and Capital Resources section to discuss each period presented within our Registration Statement, as you requested. Please see pages 29 through 31.

Financial Statements

2. Please refer to prior comment number 5 of our letter dated May 31, 2007. Please revise your registration statement to include the following in connection with the restatement of your audited financial statements:

•	A reissued audit report that includes an explanatory paragraph regarding the restatement;

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
July 9, 2007

•	Revisions that fully comply with paragraphs 25 and 26 of SFAS 154; and

•	Revisions that resolve the inconsistencies between your financial statements and footnotes with respect to income tax amounts.

We have revised the Registration Statement as you requested. The December 31, 2006 financial statements have been revised and the audit report reissued. Please see pages F-2, F-18 and F-19. We have included Note 13 on page F-30 in compliance with paragraphs 25 and 26 of SFAS 154.

3. Please continue to provide us with updates to the information requested in prior comment number 6 as it relates to all equity related transactions subsequent to this request through the effective date of the registration statement.

The Company is aware of comment number 6 of your letter dated May 31, 2007 and will continue to provide you with updates to the information requested as it relates to all equity related transactions subsequent to the request through the effective date of the Registration Statement. During the period from the date of our last response until today, the Company has not issued any new equity securities.

In making this response to your comments, the Company acknowledges that:

(1) it is responsible for the adequacy and accuracy of the disclosure in its filings;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any additional comments you may have.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
July 9, 2007

Very truly yours,

CYBERDEFENDER CORPORATION

By: /s/ Gary Guseinov
Gary Guseinov, Chief Executive Officer

cc: Megan Akst, Mark Kronforst and Maryse Mills-Apenteng